LF George Holdings, Inc.
159 El Camino Real,
Millbrae, CA 94030

 November 4, 2014

VIA EDGAR
Mr. Kluck
Legal Branch Chief
U.S. Securities and Exchange Commission

Re:	LF George Holdings, Inc. (the “Registrant”)
Registration Statement on Form S-1/A (the “Registration Statement”)
File No. 333-190403
Request for Acceleration of Effectiveness

Dear Mr. Kluck:

On October 22, 2014, the Registrant submitted a letter to the Staff of the U.S. Securities and Exchange Commission requesting the acceleration of the declaration of effectiveness of the Registration Statement, as amended.  The Registrant hereby withdraws that request.

The Registrant filed the Registration Statement on Form S-1 on August 6, 2013 and amended it on February 2, 2014, July 29, 2014, September 16, 2014 and October 30, 2014 (“Amendment No. 4”).  Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant respectfully requests acceleration of the effective date to November 6, 2014 at 11:00 (EDT) or as soon as practicable thereafter of its Registration Statement filed on Form S-1 on August 6, 2013 and amended by Amendment No. 4.

The Registrant acknowledges that:
(a)
should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please contact the Registrant’s counsel, William Rosenstadt, at 212-588-0022.

Sincerely,

LF George Holdings, Inc.

/s/ George Lam

George Lam
Chairman, Chief Executive Officer